EXHIBIT 99.1

Colliers increases semi-annual dividend

TORONTO, Dec. 07, 2021 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX and NASDAQ: CIGI) ("Colliers") announced today that its Board of Directors has declared a semi-annual cash dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares (together, the "Common Shares") of US$0.15 per Common Share, up from US$0.05 per Common Share previously. The dividend is payable on January 12, 2022 to holders of Common Shares of record at the close of business on December 31, 2021. There were 44,028,394 Common Shares outstanding as of September 30, 2021. The dividend is an "eligible dividend" for Canadian income tax purposes.

This is the first dividend increase since 2016. Over the past 5 years, the Company’s operating cash flow has increased substantially and earnings have become significantly more resilient, with greater than 50% of earnings currently coming from recurring sources.

The Board of Directors will reassess dividend policy periodically in the future, giving consideration to the Company’s overall growth, its progress toward its Enterprise’25 goals, its financial profile and other relevant factors.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 65 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 26 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.6 billion ($4.0 billion including affiliates) and $46 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2020 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500